SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VisionChina Media Inc.

(Name of Issuer)

Common Shares / American Depositary Shares

(Title of Class of Securities)

92833U 10 3 (American Depositary Shares)

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92833U 10 3	Schedule 13 G

1	NAME OF REPORTING PERSON Milestone Capital Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,684,108 common shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 5,684,108 common shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,684,108 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13 G

1	NAME OF REPORTING PERSON Milestone China Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,684,108 common shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 5,684,108 common shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,684,108 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 92833U 10 3	Schedule 13 G

1	NAME OF REPORTING PERSON Milestone Mobile TV Media Holdings I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,106,290 American Depositary Shares, representing 2,106,290 common shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,106,290 American Depositary Shares, representing 2,106,290 common shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,106,290 American Depositary Shares, representing 2,106,290 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13 G

1	NAME OF REPORTING PERSON Milestone Mobile TV Media Holdings II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,130,590 common shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 3,130,590 common shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,590 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 92833U 10 3	Schedule 13 G

1	NAME OF REPORTING PERSON Milestone Mobile TV Media Holdings III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 447,228 common shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 447,228 common shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,228 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON CO

ITEM 1	(a).	NAME OF ISSUER:

VisionChina Media Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1/F Block No. 7 Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Milestone Capital Partners Limited

Milestone China Opportunities Fund II, L.P.

Milestone Mobile TV Media Holdings I Limited

Milestone Mobile TV Media Holdings II Limited

Milestone Mobile TV Media Holdings III Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Milestone Capital Partners Limited is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The registered address of Milestone China Opportunities Fund II, L.P. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The registered address of Milestone Mobile TV Media Holdings I Limited is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.

The registered address of Milestone Mobile TV Media Holdings II Limited is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.

The registered address of Milestone Mobile TV Media Holdings III Limited is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c)	CITIZENSHIP:

The place of organization of Milestone Capital Partners Limited and Milestone China Opportunities Fund II, L.P. is the Cayman Islands. The place of organization of Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited and Milestone Mobile TV Media Holdings III Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common shares, par value US$0.0001 per share American Depositary Shares, each representing one common share

ITEM 2	(e).	CUSIP NUMBER:

92833U 10 3 (American Depositary Shares)

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Milestone Capital Partners Limited	5,684,108 common shares*	8.0%	5,684,108 common shares*	0	5,684,108 common shares*	0

Milestone China Opportunities Fund II, L.P.	5,684,108 common shares*	8.0%	5,684,108 common shares*	0	5,684,108 common shares*	0

Milestone Mobile TV Media Holdings I Limited	2,106,290 American Depositary Shares, representing 2,106,290 common shares	3.0%	2,106,290 American Depositary Shares, representing 2,106,290 common shares	0	2,106,290 American Depositary Shares, representing 2,106,290 common shares	0

Milestone Mobile TV Media Holdings II Limited	3,130,590 common shares	4.4%	3,130,590 common shares	0	3,130,590 common shares	0

Milestone Mobile TV Media Holdings III Limited	447,228 common shares	0.6%	447,228 common shares	0	447,228 common shares	0

* Includes 2,106,290 American Depositary Shares, representing 2,106,290 common shares, held by Milestone Mobile TV Media Holdings I Limited.

As of December 31, 2008, Milestone Mobile TV Media Holdings I Limited was the record owner of 2,106,290 American Depositary Shares, representing 2,106,290 common shares of the Issuer. As of the same date, Milestone Mobile TV Media Holdings II Limited and Milestone Mobile TV Media Holdings III Limited were the record owners of 3,130,590 common shares and 447,228 common shares of the Issuer, respectively. Milestone China Opportunities Fund II, L.P. is the sole shareholder of Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited and Milestone Mobile TV Media Holdings III Limited. Milestone Capital Partners Limited is the general partner of Milestone China Opportunities Fund II, L.P. Pursuant to Section 13(d) of the Act, each of Milestone Capital Partners Limited and Milestone China Opportunities Fund II, L.P. may be deemed to beneficially own in aggregate 5,684,108 common shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited and Milestone Mobile TV Media Holdings III Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

Milestone Capital Partners Limited	By:	/s/ Wan Yuen Ho
	Name:	Wan Yuen Ho
	Title:	Authorized Signatory

Milestone China Opportunities Fund II, L.P.	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Authorized Signatory

Milestone Mobile TV Media Holdings I Limited	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Director

Milestone Mobile TV Media Holdings II Limited	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Director

Milestone Mobile TV Media Holdings III Limited	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement